U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-26228

NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K and Form 10-KSB	[ ] Form 11-K	[ ] Form 20-F
[X] Form 10-Q and Form 10-QSB	[ ] Form N-SAR

For Period Ended: June 29, 2002

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Martin Industries, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

301 East Tennessee Street

City, State and Zip Code Florence, Alabama 35630

PART II
RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

     Due to the Company’s current financial condition, the Company’s officers have been aggressively pursuing strategic options for the Company, including seeking additional financing and a sale of all or part of the Company. As a result, the Company’s officers have not been able to devote the time necessary to complete and file the Company’s Quarterly Report on Form 10-Q for the 13-week period ended June 29, 2002 on or before August 13, 2002 without unreasonable effort or expense. The Company expects to file its Quarterly Report on Form 10-Q for the 13-week period ended June 29, 2002, within five days of the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

James W. Truitt	(256) 767-0330

(Name)	(Area Code)(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Annex 1 attached hereto.

Martin Industries, Inc.

(Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 13, 2002	By	/s/ John L. Duncan
John L. Duncan, President and Chief Executive Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Annex 1

Part IV, Item (3)-Other Information
Explanation of Anticipated Change

The registrant will report a net loss of $1,683,000, or $.20 per share, for the 13-week period ended June 29, 2002, compared to a net loss of $3,113,000, or $.36 per share, for the 13-week period ended June 30, 2001.

Net sales, defined as gross sales less deductions for cash discounts and royalties paid by the registrant, in the 13-week period ended June 29, 2002, decreased $1.4 million, or 14.6%, to $8.2 million from $9.6 million in the comparable period ended June 30, 2001.

Gross profit in the second quarter of 2002 was $375,000 as compared to a gross loss of $147,000 in the second quarter of 2001, an increase of $522,000. Gross margin, defined as gross sales less production costs, improved from $3,044,000 in the second quarter of 2001 to $3,080,000 in the second quarter of 2002.

Selling expenses in the second quarter of 2002 decreased to $889,000 from $1.5 million in the second quarter of 2001, a decrease of $568,000, or 38%. Selling expenses as a percentage of net sales decreased to 10.8% in the second quarter of 2002 from 17.7% in the second quarter of 2001.

General and administrative expenses in the second quarter of 2002 decreased to $971,000 from $1,474,000 in the second quarter of 2001, a decrease of $503,000, or 34.1%.